Consent of Independent Auditors





The Board of Directors
Trigon Healthcare, Inc.:

We consent to incorporation by reference in this registration statement on Form S-8 of Trigon Healthcare, Inc. for the Trigon Healthcare, Inc. Non-Employee Directors Stock Incentive Plan of our report dated February 7, 1997, relating to the consolidated balance sheets of Trigon Healthcare, Inc. and subsidiaries (formerly Blue Cross and Blue Shield of Virginia and subsidiaries) as of December 31, 1995 and 1996 and the related consolidated statements of operations, changes in surplus and cash flows for each of the years in the three-year period ended December 31, 1996 which report is incorporated by reference in the 1996 annual report on Form 10-K of Trigon Healthcare, Inc.







\s\ KPMG Peat Marwick LLP


Richmond, Virginia
April 30, 1997